UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement (as defined below) and a direct wholly-owned subsidiary of Brookfield DTLA, Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, at the end of August 2, 2013,” set forth in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “12:00 midnight, New York City time, at the end of August 9, 2013.”

ITEM 1.    SUMMARY TERM SHEET

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The title to the cover page of the Offer to Purchase is hereby amended by deleting the reference to “DTLA FUND HOLDING CO., an indirect subsidiary of BROOKFIELD OFFICE PROPERTIES INC.” and replacing it with the following:

“DTLA FUND HOLDING CO.

and BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.,

each an indirect subsidiary

of

BROOKFIELD OFFICE PROPERTIES INC.”

The title to the cover page of the Offer to Purchase is hereby amended by deleting the first sentence surrounded by a border and in bold font and replacing it with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 9, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.”

The first sentence of the subsection entitled “Scheduled Expiration Time” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Scheduled Expiration Time: 12:00 midnight, New York City time, at the end of August 9, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).”

The subsection entitled “Offeror” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the subsection in its entirety and inserting the following in place thereof:

“Offeror: Brookfield DTLA Inc., a Delaware corporation and a direct wholly-owned subsidiary of BPO (“DTLA Inc.”) commenced the Offer on June 14, 2013. On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA (as defined below). On August 2, 2013, the Maryland Purchaser assigned to Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement and a direct wholly-owned subsidiary of Brookfield DTLA all its rights and obligations to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company. References to “Offeror” herein mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together. See “INTRODUCTION.””

The response to the question entitled “Who is offering to buy my Shares?” in the section entitled “Frequently Asked Questions” on page 6 of the Offer to Purchase is hereby amended by deleting the last paragraph of the response in its entirety and inserting the following in place thereof:

On August 2, 2013, the Maryland Purchaser assigned to Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement and a direct wholly-owned subsidiary of Brookfield DTLA all its rights and obligations to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company.

The formation of, and the assignment of DTLA Inc.’s and the Maryland Purchaser’s rights and obligations with respect to the Offer to, the Maryland Purchaser and Properties Holding Inc., respectively, does not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction. As used herein, references to “Offeror”, “we” “our” and “us” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together. See the “Introduction” to this Offer to Purchase and “THE OFFER — Section 9 — Certain Information Concerning BPO and Offeror.””

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ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The Offer to Purchase and Items 3, 4, 5 and 8 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The third paragraph of the cover page of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA. On August 2, 2013, the Maryland Purchaser assigned to Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement and a direct wholly-owned subsidiary of Brookfield DTLA all its rights and obligations to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company. The assignment by DTLA Inc. of its rights and obligations to purchase Shares under the Offer to the Maryland Purchaser and the subsequent assignment by the Maryland Purchaser of its rights and obligations to purchase any Shares tendered in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc., respectively, do not relieve DTLA Inc. or the Maryland Purchaser of any of their respective obligations to the holders of Shares who have tendered their Shares in the Offer. As used herein, references to “Offeror” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together.”

The first sentence of the third-to-last paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of the day on August 9, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement.”

The penultimate paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“On June 27, 2013, DTLA Inc. assigned all its rights and obligations with respect to the Offer to DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA pursuant to an Assignment and Assumption Agreement, dated as of June 27, 2013, by and among DTLA Inc., the Maryland Purchaser and, for the purposes of Section 3 thereof only, BPO, a copy of which is filed as Exhibit (d)(9) to the Tender Offer Statement on Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference. On August 2, 2013, the Maryland Purchaser assigned to Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement and a direct wholly-owned subsidiary of Brookfield DTLA all its rights and obligations to purchase any Shares tendered into the Offer in excess of 50% of the issued and outstanding Shares of the Company, pursuant to an Assignment and Assumption Agreement, dated as of August 2, 2013, by and among the Maryland Purchaser, Properties Holding Inc. and, for the purposes of Section 3 thereof only, BPO, a copy of which is filed as Exhibit (d)(10) to the Tender Offer Statement on Schedule TO of which this Offer to Purchase forms a part, and is incorporated herein by reference. The assignment by DTLA Inc. of its rights and obligations to purchase Shares under the Offer to the Maryland Purchaser and the subsequent assignment by the Maryland Purchaser of its rights and obligations to purchase any Shares tendered in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc., respectively, do not relieve DTLA Inc. or the Maryland Purchaser of any of their respective obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of, and the assignment of DTLA Inc.’s and the Maryland Purchaser’s rights and obligations with respect to the Offer to, the Maryland Purchaser and Properties Holding Inc., respectively, does not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction. As used herein, references to “Offeror”, “we”, “our” and “us” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together.”

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The second sentence of the first paragraph of subsection 1entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

““Expiration Date” means 12:00 midnight, New York City time, at the end of the day on August 9, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.”

The last paragraph of subsection 2 entitled “Acceptance for Payment and Payment for Shares” of the section entitled “The Offer” on page 17 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Offeror reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered in the Offer. Any such transfer or assignment will not relieve Offeror of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering holders to receive payment for Shares validly tendered, not withdrawn and accepted for payment pursuant to the Offer. As disclosed herein, on June 27, 2013, DTLA Inc. assigned the right to purchase the Shares tendered in the Offer to the Maryland Purchaser and on August 2, 2013, the Maryland Purchaser assigned the right to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc. In the event the Maryland Purchaser or Properties Holding Inc. further transfers or assigns the right to purchase all or any portion of the Shares tendered in the Offer to one or more affiliates prior to the expiration date of the Offer, Offeror will file an amendment to the Schedule TO with the SEC.”

The sixth paragraph of subsection 9 entitled “Certain Information Concerning BPO and Offeror” of the section entitled “The Offer” on page 31 of the Offer to Purchase is hereby amended by inserting the following at the end of such paragraph:

“As disclosed herein, on August 2, 2013, the Maryland Purchaser assigned the right to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc. The assignment by the Maryland Purchaser of its rights and obligations to purchase such Shares does not relieve the Maryland Purchaser of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. The formation of, and the assignment of a portion of the Maryland Purchaser’s rights and obligations with respect to the Offer as described above to, Properties Holding Inc. will not affect tendering stockholders in the Offer and is being undertaken by Brookfield DTLA as part of the overall structure for the transaction. Properties Holding Inc. is a Delaware corporation incorporated on June 20, 2013. Properties Holding Inc. is a direct wholly-owned subsidiary of Brookfield DTLA formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement and has conducted no activities to date other than activities incidental to its formation and in connection with the Offer.”

The eighth and ninth paragraphs of subsection 9 entitled “Certain Information Concerning BPO and Offeror” of the section entitled “The Offer” on page 31 of the Offer to Purchase are hereby amended by deleting the paragraphs in their entirety and inserting the following in place thereof:

“The principal executive offices of DTLA Inc., Maryland Purchaser, Properties Holding Inc. and Brookfield DTLA are located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of DTLA Inc.’s, Maryland Purchaser’s, Properties Holding Inc.’s and Brookfield DTLA’s principal executive offices is (416) 369-2300.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer and certain other information of BPO, Offeror (as applicable to Maryland Purchaser and Properties Holding Inc.) and BOP Management is set forth on Schedules I, II and III, respectively.”

The first sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of August 9, 2013, unless we extend the Offer or it is earlier terminated.”

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ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

 The Offer to Purchase and Item 6 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The first paragraph of subsection 12 entitled “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” of the section entitled “The Offer” on page 38 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Purpose of the Offer. The purpose of the Offer, together with the Mergers, is to acquire control of, and the entire equity interest in, the Company. The purpose of the REIT Merger is to acquire all of the Company Common Stock. The Offer is intended to facilitate the acquisition of all outstanding Shares. As disclosed herein, on June 27, 2013, DTLA Inc. assigned the right to purchase the Shares tendered in the Offer to the Maryland Purchaser and on August 2, 2013, the Maryland Purchaser assigned the right to purchase that number of Shares tendered into the Offer, if any, in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc. The assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer and the subsequent assignment by the Maryland Purchaser of its rights and obligations to purchase any Shares tendered in excess of 50% of the issued and outstanding Shares of the Company to Properties Holding Inc., respectively, do not relieve DTLA Inc. or the Maryland Purchaser of any of their respective obligations to the holders of Shares who have tendered their Shares in the Offer.”

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(H)	Press Release, dated August 2, 2013, issued by BPO.

(d)(10)	Assignment and Assumption Agreement, dated as of August 2, 2013, by and among DTLA Fund Holding Co., Brookfield DTLA Fund Properties Holding Inc. and, for purposes of Section 3 thereof only, BPO.

[Remainder of the page is intentionally left blank]

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2013	DTLA FUND HOLDING CO.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 2, 2013	BROOKFIELD DTLA HOLDINGS LLC
	By:	Brookfield DTLA GP LLC, its Managing Member
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 2, 2013	BOP MANAGEMENT INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 2, 2013	BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: August 2, 2013	BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*
(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*
(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*
(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.*
(a)(5)(D)	Press Release, dated July 17, 2013, issued by BPO.*
(a)(5)(E)	Press Release, dated July 24, 2013, issued by BPO.*
(a)(5)(F)	Excerpt of Press Release announcing second-quarter 2013 earnings results, dated July 26, 2013, issued by BPO.*
(a)(5)(G)	Excerpt of transcript of conference call held by BPO on July 26, 2013, regarding the second-quarter 2013 earnings release of BPO.*
(a)(5)(H)	Press Release, dated August 2, 2013, issued by BPO.
(b)(1)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*
(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*
(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 10, 2013).*

(d)(4)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*
(d)(5)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(6)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(7)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*
(d)(8)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*
(d)(9)	Assignment and Assumption Agreement, dated as of June 27, 2013, by and among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.*
(d)(10)	Assignment and Assumption Agreement, dated as of August 2, 2013, by and among DTLA Fund Holding Co., Brookfield DTLA Fund Properties Holding Inc. and, for purposes of Section 3 thereof only, BPO.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.